ADITYA BIRLA GROUP

06018387

Ref: AM:PVK:889:2006

Date: 3rd November, 2006

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

SUPPL

RECEIVED
2006 NOV 13 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub:- **Auditors' Limited Review Report, under Clause 41 of the Listing Agreement.**

Please find enclosed herewith a Limited Review Report given by Statutory Auditor of our Company, M/s Singhi & Co., Kolkata, pursuant to Clause 41 of the Listing Agreement, in connection with the Unaudited Financial Results of the Company for the Quarter ended 30th September, 2006.

Please take the same on your record and acknowledge.

Thanking you,

PROCESSED
NOV 15 2006
THOMSON
FINANCIAL

Yours faithfully,
For **Hindalco Industries Limited**

ANIL MALIK
General Manager &
Company Secretary

Encl:- as above

11/14

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai - 400 025. • Tel.: 5662 6666 • Fax : 2422 7586 / 2436 2516
(Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 5691 7000 • Fax : 5691 7050 / 7070)
Works : P.O. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 252079 • Fax : (05446) 252107

Singhi & Co.
Chartered Accountants

EMERALD HOUSE, 4th Floor, 1B, OLD POST OFFICE STREET, KOLKATA-700 001 (0) +91(033) 2248 4573/4577, 3022 4333, FAX +91(033) 2230 7...
e-mail : kolkata@singhico.com Website : www.singhico.com

REVIEW REPORT

To,
The Board of Directors,
Hindalco Industries Limited
"Century Bhavan", 3rd Floor,
Dr. Annie Besant Raod, Worli,
Mumbai – 400 025

We have reviewed the accompanying statement of Un-audited Financial Results of **M/s. HINDALCO INDUSTRIES LIMITED** for the quarter ended 30th September, 2006. This Financial statement is the responsibility of the Company's Management.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of Un-audited Financial Results prepared in accordance with applicable accounting standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material mis-statement.

For Singhi & Co.
Chartered Accountants

Rajiv Singhi

(Rajiv Singhi)
Partner
Membership No.53518

1B, Old Post Office Street,
Kolkata – 700001
Dated, the 18th day of October, 2006.

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 025

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER, 2006

(Rupees in Million)

	Particulars	Quarter ended 30/09/2006 (Unaudited)	Quarter ended 30/09/2005 (Unaudited)	Half year ended 30/09/2006 (Unaudited)	Half year ended 30/09/2005 (Unaudited)	Year ended 31/03/2006 (Audited)
1	**Net Sales & Operating Revenues**	**46,342**	**26,593**	**89,079**	**48,664**	**113,965**
2	**Other Income**	**1,108**	**928**	**1,884**	**1,263**	**2,439**
3	**Total Expenditure**	**36,478**	**21,715**	**69,881**	**37,741**	**87,914**
	(a). (Increase)/Decrease in Stock in Trade	(6,207)	(1,518)	(15,866)	(4,020)	(10,338)
	(b). Consumption of Raw Materials	33,349	15,020	67,659	26,393	66,034
	(c). Staff Cost	1,312	1,158	2,461	2,248	4,627
	(d). Manufacturing and Operating Expenses	6,518	6,018	12,833	11,211	23,223
	(e). Other Expenditure	1,506	1,037	2,794	1,909	4,368
4	**Interest & Finance Charges**	**515**	**539**	**1,149**	**1,000**	**2,252**
5	**Gross Profit**	**10,457**	**5,267**	**19,933**	**11,186**	**26,238**
6	**Depreciation**	**2,080**	**1,285**	**3,421**	**2,454**	**5,211**
7	**Profit before Tax & Extraordinary Items**	**8,377**	**3,982**	**16,512**	**8,732**	**21,027**
	Extraordinary Items	-	-	-	-	**(30)**
8	**Profit before Tax**	**8,377**	**3,982**	**16,512**	**8,732**	**21,057**
9	**Provision for Tax**	**2,401**	**844**	**4,521**	**1,802**	**4,502**
	(a). Provision for Current Tax	2,533	614	4,458	1,346	3,241
	(b). Provision for Deferred Tax	(156)	200	19	412	1,160
	(c). Provision for Fringe Benefit Tax	24	30	44	44	101
10	**Net Profit**	**5,976**	**3,138**	**11,991**	**6,930**	**16,555**
11	**Paid-up Equity Share Capital**					
	(Face Value : Re 1/- per Share)	**986**	**928**	**986**	**928**	**986**
12	**Reserves**					**95,077**
13	**Basic & Diluted EPS (Rs.)**	**6**	**3**	**12**	**7**	**17**
14	**Aggregate of non-promoter shareholding**					
	(a). Number of shares			848,720,228	687,009,680	847,818,402
	(b). Percentage of shareholding			73.21%	74.05%	73.13%

k

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 025

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

Particulars	Quarter ended 30/09/2006 (Unaudited)	Quarter ended 30/09/2005 (Unaudited)	Half year ended 30/09/2006 (Unaudited)	Half year ended 30/09/2005 (Unaudited)	Year ended 31/03/2006 (Audited)
1. Segment Revenue					
(a) Aluminium	18,520	14,126	35,062	27,526	60,423
(b) Copper	27,825	12,464	54,042	21,141	53,542
	46,345	26,590	89,104	48,667	113,965
Inter Segment Revenue Adjustment	(3)	3	(25)	(3)	-
Net Sales & Operating Revenues	**46,342**	**26,593**	**89,079**	**48,664**	**113,965**
2. **Segment Results (Profit/Loss before Tax and interest from each Segment)**					
(a) Aluminium	6,710	4,345	13,835	8,729	21,281
(b) Copper	1,233	(692)	2,211	(163)	193
	7,943	3,653	16,046	8,566	21,474
Less: Interest & Finance Charges	(515)	(539)	(1,149)	(1,000)	(2,252)
	7,428	3,114	14,897	7,566	19,222
Add: Other un-allocable Income net of un-allocable expenses	949	868	1,615	1,166	1,805
Profit before Tax & Extraordinary Items	**8,377**	**3,982**	**16,512**	**8,732**	**21,027**
3. **Capital Employed (Segment Assets - Segment Liabilities)**					
(a) Aluminium	67,890	58,878	67,890	58,878	65,792
(b) Copper	73,242	43,932	73,242	43,932	50,738
	141,132	102,810	141,132	102,810	116,530
Un-allocable/ Corporate	65,024	34,714	65,024	34,714	40,840
Total Capital Employed	**206,156**	**137,524**	**206,156**	**137,524**	**157,370**

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HINDALCO

ADITYA BIRLA GROUP

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

Notes:

1. Accounting Standard 15 (revised 2005) on "Employee Benefits" became effective on 1st April, 2006. In accordance with the provisions of the Standard, the Company has made an adjustment of Rs 898 million (net of deferred tax of Rs 456 million) against the opening balance of general reserve.

2. Depreciation for the quarter and half year ended 30th September, 2006 includes an amount of Rs 727 million being impairment loss recognized in respect of Smelter 2 of Copper unit at Dahej, Gujarat.

3. Upon allotment of 231,521,031 equity shares of Re 1 each at a premium of Rs 95 per share on rights basis on 15th February, 2006, paid-up capital of the Company has increased from Rs 928 million to Rs 986 million. The proceeds of the rights issue at 25% of the issue price amounting to Rs. 5,557 million have been utilized for the purpose of defraying related issue expenses amounting to Rs. 366 million and subscription of shares of a subsidiary company to the tune of Rs 459 million while the balance amount is temporarily invested in short term liquid securities. Basic and diluted EPS have been calculated taking into account the effect of this rights issue.

4. Provision for taxation for the quarter and half year ended 30th September, 2005 have been restated in line with restatement of interim periods unaudited results done in the fourth quarter of previous financial year after considering the effect of favourable appellate decisions (received during the fourth quarter of the previous year) so as to convey the relevant information more meaningfully.

5. Disclosure relating to number of complaints from investors during quarter -

Pending as on 1st July, 2006	Received	Resolved	Pending as on 30th September, 2006
0	64	63	1

6. Figures of previous periods have been regrouped wherever found necessary.

7. The above results have been reviewed by the Audit Committee and have been taken on record at the meeting of the Board of Directors held on Wednesday, 18th October, 2006. Limited Review has been carried out by the statutory auditors of the Company as per clause 41 of the listing agreement with stock exchanges.

By and on behalf of the Board

D. Bhattacharya
Managing Director

Place: Mumbai
Dated: 18th October, 2006